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                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:         May 31, 1997
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                    hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                                0-18083
(Check One):                                                                                        -----------------------------
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 |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR                                     CUSIP NUMBER
                                                                                                             969465 10 3
     For Period Ended: September 30, 1997                                                            -----------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
Williams Controls, Inc.
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Full Name of Registrant
N/A
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Former Name if Applicable
14100 SW 72nd Avenue
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Address of Principal Executive Office (Street and Number)
Portland, Oregon  97224
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

  |X|     (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable effort or expense;

          (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the subject  quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth calendar day following the prescribed due date; and

          (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

As discussed in previous Forms 10-Q, the Registrant has had ongoing discussions in its efforts to dispose of its Kenco subsidiary.
In late December, the Registrant was informed by the potential acquiror of Kenco that it had secured financing for the acquisition.
However, the terms of the acquisition and the assets to be acquired are still being negotiated.  The final terms may materially affect the loss on disposition of the segment and may impact the Registrant's balance sheet.  The Registrant prefers to file its
Form 10-K with the most complete information available.

                                                                                                                   SEC 1344 (6/94)


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
     William Holmes                                            503                   684-8600
    ____________________________________________  _______________________________  _________________________________________________
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       |X| Yes  |_| No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |X| Yes  |_| No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that results from continuing operations for fiscal year ended September 30, 1997 as compared to the prior year will be approximately as follows before minority interest(in thousands):

                                             1997           1996
                                          ----------    -----------
Revenues                                $    56,000    $    51,500
Cost of Sales                                43,000         38,300
                                          ----------    -----------
Gross Margin                                 13,000         13,200
Operating Expenses                            9,000          7,600
                                          ----------    -----------
Earnings from Operations                      4,000          5,600
Other Expense                                 2,000          1,800
                                          ----------    -----------
Earnings Before Income Taxes                  2,000          3,800
Income Tax and Minority Interest              1,100          1,500
                                          ----------    -----------
Earnings from Continuing Operations      $      900    $     2,300
                                          ==========    ===========

The unaudited operating results for the nine months ended June 30, 1997 as reported on Form 10-Q showed earnings before income taxes of $1,435 for 1997 compared to $4,480 in 1996 and earnings from continuing opertion of $962 in 1997 compared to $2,630 in 1996.  The Registrant incurred a net loss from continuing operation of approximately $60 in the fourth quarter of the current year compared to a loss of approximately $360 in the previous fourth quarter.

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                                        ________Williams Controls, Inc.________________
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date December 30, 1997                                                          By /s/William Holmes
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                                                                                   William Holmes
                                                                                   Corporate Controller

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                                        GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities  Exchange Act of 1934.

2.  One  signed  original  and four  conformed  copies of this form and  amendments  thereto  must be  completed  and filed with the
    Securities and Exchange  Commission,  Washington,  D.C.  20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The  information  contained in or filed with the form will be made a matter of public  record in the  Commission files.

3.  A manually  signed copy of the form and amendments  thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4.  Amendments  to the  notifications  must also be filed on form 12b-25 but need not restate  information  that has been  correctly furnished. The form shall be clearly identified as an amended notification.

5.  Electronic  Filers.  This form shall not be used by  electronic  filers  unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T  (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).
